UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2004

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: May 20, 2004	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation (“Methanex”) 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

May 13, 2004

3.	NEWS RELEASE

The press release announcing this material change was issued on May 13, 2004 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on May 13, 2004 that its Board of Directors had appointed Bruce Aitken, previously President and Chief Operating Officer to the role of President and Chief Executive Officer.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

On May 13, 2004, Pierre Choquette, who has led Methanex as Chief Executive Officer since 1994, retired from the Company. Mr. Choquette will continue to provide leadership in his role as non-executive Chairman of the Board of Directors.

Following Mr. Choquette’s retirement, the Methanex Board of Directors named Bruce Aitken, previously President and Chief Operating Officer of the Company, as President and Chief Executive Officer. Mr. Aitken, who was appointed President and COO in September of 2003, has been with Methanex for the past decade. Prior to his September appointment, he was Senior Vice President, Asia Pacific and was based in New Zealand. In the early 90s, he served as Vice President, Corporate Development and was located in Vancouver. Prior to joining Methanex, Mr. Aitken was Executive Director of Cape Horn Methanol in Santiago, Chile (bought by Methanex in 1993). He also held a number of managerial positions with Fletcher Challenge Limited in New Zealand.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER — FOR FURTHER INFORMATION CONTACT:

For further information, contact:

Randy Milner Senior Vice President, General Counsel (604) 661-2600

DATED at Vancouver, British Columbia, this 18th day of May, 2004.

METHANEX CORPORATION
Per:	“Randy Milner”
	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel and Corporate Secretary

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METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation (“Methanex”) 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

May 13, 2004

3.	NEWS RELEASE

The press release announcing this material change was issued on May 13, 2004 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on May 13, 2004 that its Board of Directors had approved a normal course issuer bid under which the Company could repurchase up to 5% of the total common shares issued and outstanding.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation announced that its Board of Directors had approved a normal course issuer bid under which it may repurchase up to 6,143,543 common shares of the Company representing not more than 5% of the total shares issued and outstanding. At the time of the announcement, there were 122,870,872 Methanex common shares issued and outstanding.

The normal course issuer bid repurchase program was filed and accepted by the Toronto Stock Exchange (TSX) on May 13, 2004. The program will be carried out through the facilities of the TSX. Purchases under the program may commence on May 17, 2004 and will terminate on the earlier of May 16, 2005 and the date upon which the Company has acquired the maximum number of common shares permitted under the purchase program or otherwise decided not to make further purchases. Purchases will be made from time to time at the then current market price of the Company’s common shares as traded on the TSX and the common shares purchased will be cancelled.

Methanex believes that purchasing its shares under the normal course issuer bid is in the best interests of its shareholders and represents an effective use of the Company’s financial resources. The planned share repurchase is consistent with Methanex’s balanced approach to the utilization of cash and reflects the Company’s ongoing commitment to returning excess cash to shareholders. At the closing price of Methanex’s common shares on the TSX on May 13, 2004, the planned share repurchase represents a financial commitment of approximately US$70 million. Methanex currently has over US$150 million in cash, an undrawn US$250 million credit facility and continued strong cash generation. Methanex intends to finance the purchase of common shares under the bid with cash on hand.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER — FOR FURTHER INFORMATION CONTACT:

For further information, contact:

Randy Milner Senior Vice President, General Counsel (604) 661-2600

DATED at Vancouver, British Columbia, this 18th day of May, 2004.

METHANEX CORPORATION
Per:	“Randy Milner”
	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel and Corporate Secretary

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